EXHIBIT 99.1

GOLD STANDARD COMMENCES DRILLING AT THE PINION OXIDE GOLD DEPOSIT AND AT THE NORTH BULLION DEPOSIT

Three drill rigs now active at the Railroad – Pinion Project

May 18, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) is pleased to report that reverse circulation (RC) and core drilling have begun on the Pinion and North Bullion deposits at its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.

Drilling has commenced with three rigs. As springtime access conditions improve over the coming weeks, two additional rigs will be added to the program and dedicated to testing targets at the recent North Dark Star gold discovery. The US$13.4 million program includes up to 43,000 m of reverse-circulation (RC) and core drilling in a total of 100 holes (see February 23, 2016 news release).

Jonathan Awde, CEO and Director of Gold Standard commented: “This is the most aggressive program we have ever undertaken on our Carlin assets. The top priority is to follow-up on last year’s spectacular oxide gold discovery at North Dark Star. We expect to expand the known resources at Dark Star and Pinion, test the 6-kilometer long north-striking Dark Star Structural Corridor and drill new high-value targets at North Bullion and Bald Mountain.”

Key Highlights

Pinion
•	At Northwest Pinion, complete about 5,700 m of RC drilling to extend known oxide mineralization along the South Fault Corridor, an important control on gold mineralization at Pinion.

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At the new Sentinel Breccia target, 12 RC holes (about 3,700 m) will test for bedrock extensions to gold mineralization identified by surface rock samples.   This undrilled target, located 350m north of Pinion, is a hematitic, silicified multi-lithic breccia within the footwall of the north-striking Bullion Fault Zone.  At a 0.14 g Au/t cutoff, continuous rock chip channel samples returned seven significant weight-averaged, composite intervals that included 27.4m of 0.35 g Au/t and 12.2m of 0.46 g Au/t (see news release dated January 25, 2016).

•	At the Pinion Main Zone and North Pinion, complete four core holes to provide material for initial column leach testing.

•	At the NW Main Zone, Far Northwest and South Pinion targets, complete about 3,000 m of RC drilling to extend areas of known oxide mineralization outward from the Pinion resource.

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At the new Irene target, 2.4 km northwest of the Pinion resource, complete approximately 1,800 m of RC scout drilling. Irene is located along the projection of the South Fault Corridor, an important control on gold mineralization at Pinion.  At this location, north and northwest-trending gold-in-soil (values ranging from <1 to 325 ppb) and arsenic-in-soil (values ranging from 10 to 2670 ppm) anomalies are coincident with silicified, quartz-and-barite-veined breccias in the Chainman Formation above the favorable breccia host horizon at the top of Devils Gate Limestone (see March 25, 2015 news release).

North Bullion

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Drill nine holes (approximately 4,800 m) to extend areas of west-northwest and north-trending, high-grade gold mineralization in the Lower Breccia Zone and test new targets recognized in multiple data sets including grade x thickness contours, structure contours, gravity and CSAMT.

Mac Jackson, Gold Standard’s Vice president of Exploration stated: “We are testing multiple, high quality targets at the Railroad-Pinion Project.  Our progress is the result of diligent, systematic geologic work and persistence.  We look forward to continuing that style of exploration with further success in this year’s program.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample.    Pinion and North Bullion samples were delivered to ALS Minerals preparation facility in Elko, NV.  The samples are crushed, pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  Silver is determined by a 4-acid digestion and AAS analysis.  All other elements are determined by ICP analysis.  Data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 15, 2016).  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).  The 2014 and 2015 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com